# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 10897 South River Front Parkway, Suite #300, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 03/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000929638-25-004499
Filed by CIK 0001600004
Persons authorized to receive notices and communications: Kurt T. Peterson, First Light Asset Management, 3300 Edinborough Way, Suite 201, Edina, Minnesota (MN), 55435, 952-831-6500

## Reporting persons
- First Light Asset Management, LLC (CIK 0001600004): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,884,373; sole dispositive power 0; shared dispositive power 12,884,373; aggregate amount beneficially owned 12,884,373 (17.51% of the class)
- Mathew P. Arens: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 509,500; shared voting power 12,955,873; sole dispositive power 509,500; shared dispositive power 12,955,873; aggregate amount beneficially owned 13,465,373 (18.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 South River Front Parkway, Suite #300, South Jordan, Utah (UT), 84095
Comment: This amendment is being filed to amend Items 2(a), 5 and 7 of the Schedule 13D filed by the Reporting Persons (as defined below) on December 3, 2025.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D amendment is being filed by First Light Asset Management, LLC ("First Light") and Mathew P. Arens (together, the "Reporting Persons").

First Light provides investment advisory services to private investment vehicles and certain persons holding separately managed accounts ("Separately Managed Accounts" and, together with the private investment vehicles, collectively, "Client Accounts") and, in such capacity, may be deemed to beneficially own 12,884,373 shares of Common Stock ("Common Stock") of Health Catalyst, Inc. (the "Company") held for the accounts of such Client Accounts. Mr. Arens is the Managing Member, CEO and Senior Portfolio Manager of First Light. Shares of Common Stock reported herein for Mr. Arens represent the above-referenced shares reported with respect to First Light. In addition, Mr. Arens individually owns 509,500 shares of Common Stock and shares control over joint accounts (the "Joint Accounts") holding 71,500 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-13 of the cover pages and Item 2 above.

The percentages reported herein with respect to the Reporting Persons' beneficial ownership are calculated based upon a statement in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 12, 2026, that there were 73,586,183 shares of Common Stock outstanding as of March 5, 2026.
Transactions in the class effected during the past sixty days: During the sixty day period prior to the filing of this Schedule 13D, the Reporting Persons engaged in the transactions in Common Stock of the Company listed in Exhibit 99.1 hereto.
Other persons with the right to receive dividends or sale proceeds: First Light Focus Fund, LP, for which First Light serves as investment manager, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Transactions effected during the sixty day period prior to the filing.
Exhibit 99.2 Joint Filing Agreement by and between the Reporting Persons, incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with respect to the Company on December 3, 2025
Exhibit 99.3 Letter Agreement by and among the Company and the Reporting Persons, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 2, 2025.

## Signatures
- First Light Asset Management, LLC: /s/ Kurt T. Peterson, Kurt T. Peterson, Chief Compliance Officer (03/13/2026)
- Mathew P. Arens: /s/ Mathew P. Arens, Mathew P. Arens (03/13/2026)